MATERIAL CHANGE REPORT

Section 85(1) of the Securities Act (British Columbia)

Section 146(1) of the Securities Act (Alberta)
Section 84(1) of the Securities Act (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 73 of the Securities Act (Québec)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
And Similar Provisions of other Provincial or Territorial Securities Legislation

Item 1	Reporting Issuer:

EnCana Corporation (“EnCana”) 1800, 855 – 2nd Street S.W. Calgary, Alberta T2P 2S5

Item 2	Date of Material Change:

February 3, 2003

Item 3	News Release:

EnCana issued a press release on February 3, 2003 (through Canada NewsWire) at Calgary, Alberta, which release disclosed the nature and substance of the material change.

Item 4	Summary of Material Change:

On February 3, 2003, EnCana announced that it has reached an agreement to sell a 10% interest in the Syncrude project to Canadian Oil Sands Limited (“Canadian Oil Sands”) for approximately $1.07 billion.

Item 5	Full Description of Material Change:

On February 3, 2003, EnCana announced that it has reached an agreement to sell a 10% interest in the Syncrude project to Canadian Oil Sands Limited (“Canadian Oil Sands”) for approximately $1.07 billion. EnCana has also granted Canadian Oil Sands an option to purchase, on similar terms and prior to year-end, EnCana’s remaining 3.75% share and an overriding royalty. If exercised, the option would generate additional proceeds of approximately $417 million. Each transaction is subject to normal closing adjustments.

The sale of EnCana’s interest in Syncrude is subject to regulatory approval and the completion of other closing conditions by the parties. The transaction is expected to close on or about February 28, 2003 with an effective date of February 1, 2003. EnCana’s 13.75% interest in Syncrude is held by two subsidiaries: AEC Oil Sands, L.P. – 10% and AEC Oil Sands Limited Partnership – 3.75%.

Item 6	Reliance on Confidentiality Provisions of the Act:

Not applicable.

Item 7	Omitted Information:

Not applicable.

Item 8	Senior Officer knowledgeable about the Material Change and this Report:

Brian C. Ferguson, Executive Vice-President, Corporate Development of EnCana, is a senior officer knowledgeable about the material change and may be reached at (403) 645-2000.

Item 9	Statement of Senior Officer:

The foregoing accurately discloses the material change report referred to in this report.

DATED February 7, 2003 at Calgary, Alberta.

ENCANA CORPORATION

Per:	“Brian C. Ferguson”

Brian C. Ferguson
Executive Vice-President, Corporate Development

IT IS AN OFFENSE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THE SECURITIES REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.